Issuer Free Writing Prospectus dated November 6, 2023

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated November 6, 2023 to the Prospectus dated February 26, 2021)

Pacific Gas and Electric Company

PRICING TERM SHEET

$800,000,000 6.950% First Mortgage Bonds due 2034 (the “Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of the Mortgage Bonds listed above and should be read together with the preliminary prospectus supplement dated November 6, 2023 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa3 (positive) / BBB- (stable) / BBB (stable)

Trade Date:	November 6, 2023

Settlement Date:	November 8, 2023 (T+2)

Proceeds to the Company:	$792,800,000 (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company expects to use the net proceeds for the repayment of a portion of Company’s $900 million aggregate principal amount of 1.70% First Mortgage Bonds due November 15, 2023 at maturity

Joint Book-Running Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Managers:	SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC American Veterans Group, PBC Penserra Securities LLC Telsey Advisory Group LLC

Aggregate Principal Amount Offered:	$800,000,000

Issue Price:	99.750%, plus accrued interest, if any, from November 8, 2023

Maturity Date:	March 15, 2034

Interest:	6.950% per annum

Interest Payment Dates:	Payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2024

Regular Record Dates:	March 1 and September 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

Benchmark Treasury:	3.875% UST due August 15, 2033

Benchmark Treasury Price:	93-29+

Benchmark Treasury Yield:	4.656%

Spread to Benchmark Treasury:	+233 basis points

Re-Offer Yield:	6.986%

Optional Redemption:

Prior to December 15, 2033 (three months prior to the maturity date of the Mortgage Bonds) (the “Par Call Date”), the Company may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, less (b) interest accrued to the date of redemption; and

(2) 100% of the principal amount of the Mortgage Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Company may redeem the Mortgage Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	694308 KP1 / US694308KP16

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: BNP Paribas Securities Corp. at 1-800-854-5674, Mizuho Securities USA LLC at 1-866-271-7403 or MUFG Securities Americas Inc. at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM

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